

Phil Daneshyar · 3rd
CEO at Kanda (YC W21)
West Midlands, England, United Kingdom · Contact info
500+ connections

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Kanda

University of York

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Kanda is building Klarna for Tradespeople. We allow local tradespeople to offer their...



Invest in Kanda (YC W21): A platform for contractors to offer "buy now, pay later"...
wefunder.com · 1 min read
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We were on our knees. We had over 60 rejections. We couldn't convince anyone to...



👍❤️🔁 97 · 25 comments

Let me introduc
TradeSmart....



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Experience

Co-Founder & CEO
Kanda
Jul 2019 – Present · 1 yr 11 mos
London, United Kingdom

Kanda allows tradespeople (plumbers, electricians etc) to offer their customers monthly payment options when they want work done but can't pay the full amount upfront.

Hydration - Product Development Manager
11 Health & Technologies
Mar 2018 – Jul 2019 · 1 yr 5 mos
Tustin, California

Managed a cross functional team of 10+ engineers, designers, clinicians and patients to create, build and launch a 60s app based dehydration diagnostic test now being trialled in major US hospitals. Enabling the company to solve a major pain point for patients that had not previously been solved within the industry.

Senior Product Development Manager
Solu
Aug 2018 – Feb 2019 · 7 mos
London, United Kingdom

My role is to help co-ordinate with the CEO and team on a remote basis. In particular, working with them on growth strategies and raising funds.


Acclicity Boston 2018 - Solu Winning Pitch

Founder
Thirsti Ltd
Jun 2015 – Jan 2019 · 3 yrs 8 mos
Birmingham, United Kingdom

My role as founder has seen me build a high calibre team and product from ideation all the way through to manufacturing and launch. Specifically, I have experience with technology patents, manufacturing in Asia, selling into large UK retailers and licencing deals. We've been featured in StartUpBootCamp IoT selection days, worked with US medical start-ups and built relati ...see more

   

Education

University of York
Bachelor's Degree, Politics, Philosophy and Economics, 1st class honours
2014 – 2017
Activities and Societies: Enterprise

1st class honours in PPE

Media (1)


You still have to throw the hat to graduate

Skills & endorsements

Microsoft Office · 13
Laurence McLellan Bastidas and 12 connections have given endorsements for this skill

Social Media · 13

Abdah Omar and 12 connections have given endorsements for this skill

Management · 12

Abdah Omar and 11 connections have given endorsements for this skill

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Recommendations

Received (0)   Given (1)



Simon Wiffen
Award-winning Freelance
Web Developer and
Photographer. Over 20 years
of commercial experience.
May 17, 2017, Phil was a client of
Simon's

Simon's work was excellent, what made it stand out was how
thorough it was. He found solutions to difficult problems and
delivered more than was asked for. Excellent comms and very fast
turnaround too.

Accomplishments

5 **Honors & Awards**   ⌄

Leading Cities – Boston – Acclicity 2018 • StartupBootCamp IoT Selection Days • Duke of York Young
Entrepreneur Award • Plan ENVY (exciting new ventures at York) • Santander Spirit of Enterprise Award

1 **Language**   ⌄

English

1 **Patent**   ⌄

Universal device for monitoring and reporting fluid consumption and method using same

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